

April 25, 2011

Craig Samuels
President
CWS Marketing & Finance Group, Inc.
3525 Del Mar Heights Road, #316
San Diego, CA 92310

> **Re:** **CWS Marketing & Finance Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 28, 2011**
> **File No. 333-170828**

Dear Mr. Samuels:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised disclosure in response to comment one in our letter dated December 23, 2010. Please expand your disclosure, both in the prospectus summary and under the Our Services subheading in the body of the prospectus, to discuss your eight new contractual arrangements in greater detail, including an explanation of whether the new agreements are for outsource finance services or on-line marketing and web implementation. Please also attach your agreements as exhibits to your next amendment as applicable. See Item 601(b)(10) of Regulation S-K.

2. We note your disclosure in the summary and business sections that in exchange for the company's services it may receive ownership interests in the portfolio partner companies. Please explain this arrangement in more detail. Please discuss whether the company expects to receive a controlling interest in such

portfolio companies and whether there could be a change in control of the registrant as a result of such transactions.

3.   We were unable to access the materials that you submitted in response to comment four in our letter dated December 23, 2010. Please resend highlighted copies of such materials, including data cited from the 2010 Internet Retailer Top 500 guide, and confirm that such materials are derived from publically available sources.

Prospectus Summary

Company Overview, page 1

4.   Please reconcile your disclosure here and on page 25 that you have acquired eight consulting clients with your disclosure on page 22 that as of March 24, 2011, you were servicing three clients under monthly subscription agreements and your response to our prior comment 37 that you have secured seven subscription based clients under contracts.

5.   We note your revised disclosure in this section regarding your targeted business market in response to comment seven in our letter dated December 23, 2010. Please revise your disclosure elsewhere, such as the business section, to explain the SMB market in greater detail, including what types of companies you characterize as "small and medium size" business markets. Please also expand your disclosure to discuss what you mean by "incubation" services, as previously requested.

Risk Factors, page 5

Our Success is Dependent on Our Ability to Retain and Retract Key Personnel, page 8

6.   In the business section, please discuss in greater detail the incentive-based independent contractor arrangements you plan to enter into.

Should our stock become quoted…, page 10

7.   We note your revisions to this risk factor in response to comment 22 in our letter dated December 23, 2010; however, your disclosure elsewhere in the prospectus continues to reference securities "traded" on the OTCBB. Please review and revise accordingly.

Description of Business

Overview

8.   Refer to your revised discussion of e-commerce sales trends in this section.
        Ensure that your third party materials also includes highlighted portions of the
        U.S. Commerce Department's report and expand your disclosure in this section to
        explain why you are in a position to take advantage of this trend, in light of your
        current developmental company status.

Our Services

Professional Services, page 21

9.   We reissue comment 27 in our letter dated December 23, 2010. Please discuss your
        payment arrangements in greater detail. Please also describe all material terms of
        your agreements with clients for the consulting work in which you have engaged.

Our Strategy, page 23

10.   In light of your current capital constraints, please revise this section to discuss
        how you plan to implement your growth strategy in the next 12 months.

11.   Please discuss the joint venture arrangements in greater detail.

Intellectual Property

Perpetual Licensing Agreement, page 23

12.   Please file your licensing agreement as material agreement with your next
        amendment. Please also discuss the key performance metrics generated by your
        client analyses in greater detail.

Employees, page 25

13.   We reissue comment 35 in our letter dated December 23, 2010. Your disclosure
        that you may hire "additional personnel to assist with certain operations germaine
        [sic] to a public company" provides little insight on your planned hiring strategy.
        Please expand your disclosure in this section as previously requested to explain
        what type of personnel you anticipate hiring, consistent with your disclosure in
        the risk factors section.

Market for Common Equity and Related Stockholder Matters

Recent Sales of Unregistered Securities, page 26

14.   We note your response to our prior comment 36 and reissue the comment. Please
        reconcile your disclosure here that 2,688,000 shares were issued for $50,000 and
        272,000 were issued in consideration of services rendered with your disclosure on
        page F-9 that 2,964,000 shares were issued in return for capital commitments
        totaling $50,000. In addition, please tell us how you accounted for any shares
        issued for services, citing the authoritative literature upon which you relied.

Notes to Financial Statements, page F-6

Note 4. Income Taxes, page F-8

15.   We note your response to our prior comment 38. Please provide us with your
        analysis of both positive and negative evidence used to determine whether it is
        more likely than not that the net deferred tax asset will be realized. In your
        response, tell us the weight you gave to the potential effect of negative and
        positive evidence. In addition, in light of your operating losses to date, tell us
        what consideration you gave to the guidance in paragraphs 16 through 25 of ASC
        740-10-30, specifically the guidance that "forming a conclusion that a valuation
        allowance is not needed is difficult when there is negative evidence such as
        cumulative losses in recent years" and "a cumulative loss in recent years is a
        significant piece of negative evidence that is difficult to overcome."

Management's Discussion and Analysis of Financial Condition…, page 29

Results of Operations, page 31

16.   Please revise to include a discussion of your results of operations from inception
        (December 4, 2009) through September 30, 2010.

Liquidity and Capital Resources, page 31

17.   We note that you believe your current cash is sufficient to sustain your operations
        over the next twelve months. Please revise discuss the company's specific cash
        requirements for next 12 months to continue its operations.

18.   We note your discussion of the impact that compliance with reporting company
        requirements under the Exchange Act will have on your liquidity on a going-
        forward basis in the Risk Factors section on page 6. Please revise to discuss your
        estimated expenses for such compliance and tell us how you determined such
        amounts.

Certain Relationships and Related Transactions, page 34

19.   We reissue comment 45 in our letter dated December 23, 2010. Please refer to
        Item 404(c) of Regulation S-K and Rule 405 of Regulation C for the definition of
        promoter and revise to provide disclosure regarding your promoters as previously
        requested. Please also state the nature and amount of anything of value received
        or to be received by each promoter, directly or indirectly, from the registrant and
        the nature and amount of any services or other consideration therefore received or
        to be received by the registrant.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority,
      declare the filing effective, it does not foreclose the Commission from taking any
      action with respect to the filing;

  •   the action of the Commission or the staff, acting pursuant to delegated authority,
      in declaring the filing effective, does not relieve the company from its full
      responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •   the company may not assert staff comments and the declaration of effectiveness
      as a defense in any proceeding initiated by the Commission or any person under
      the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

Craig Samuels
CWS Marketing & Finance Group, Inc.
April 25, 2011
Page 6

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        Tom Kluck
                                        Legal Branch Chief

cc: Marc A. Indeglia, Esq.
        Gregory R. Carney
        Indeglia & Carney, P.C. *(via facsimile)*